# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Value Exchange International, Inc., CIK 0001417664
CUSIP: 829348200
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 10/F, FTLIFE TOWER, 18 SHEUNG YUET ROAD KOWLOON BAY, KOWLOON, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 03/28/2025
Amends the filing with accession number 0001493152-23-032376
Filed by CIK 0001261725
Persons authorized to receive notices and communications: Heng Fai Ambrose Chan, 9 Temasek Boulevard, #16-04, Suntec Tower Two, Singapore, Singapore (U0), 038987, 011 65 6333 9181

## Reporting persons
- Heng Fai Ambrose Chan (CIK 0001261725): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 0; shared voting power 51,927,990; sole dispositive power 0; shared dispositive power 51,927,990; aggregate amount beneficially owned 51,614,836 (69.9% of the class)
  Comment: Consists of 95,000 shares of common stock, par value $0.00001 per share, of Value Exchange International, Inc. held by Heng Fai Chan, debt convertible into 1,807,229 shares held by Alset Inc., 21,120,795 shares and debt convertible into 28,533,332 shares held by Hapi Metaverse Inc., 39,968 shares held by BMI Capital Partners International Limited, and 18,512 shares held by LiquidValue Development Pte Ltd. The debt convertible into shares of the issuer's common stock reflects the original principal of each loan. In each instance, the whole indebtedness including unpaid interest is convertible into shares of the Issuer's common stock. See Item 3 of this Schedule 13D/A for more information regarding the terms underlying the several convertible loans. Percentage based on 43,500,762 shares of Common Stock outstanding.
- Alset Inc. (CIK 0001750106): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 51,479,868; sole dispositive power 0; shared dispositive power 51,479,868; aggregate amount beneficially owned 51,479,868 (69.7% of the class)
  Comment: Consists of debt convertible into 1,807,229 shares held by Alset Inc., 21,120,795 shares and debt convertible into 28,533,332 shares held by Hapi Metaverse Inc., 39,968 shares held by BMI Capital Partners International Limited, and 18,512 shares held by LiquidValue Development Pte Ltd. Percentage based on 43,500,762 shares of Common Stock outstanding.
- Hapi Metaverse Inc. (CIK 0001600347): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 49,654,127; sole dispositive power 0; shared dispositive power 49,654,127; aggregate amount beneficially owned 49,654,127 (68.9% of the class); the aggregate amount excludes certain shares
  Comment: 21,120,795 shares and debt convertible into 28,533,332 shares held by Hapi Metaverse Inc.
  
  Does not include 36,723,160 shares of VEII Common Stock underlying warrants at a purchase price of $0.177 per share. The terms of the warrant include that the purchaser is entitled to purchase from the Issuer one (1) share of the Issuer's Common stock for each issued Warrant. The Warrants are currently exercisable and expire on September 6, 2028. Does not include the detachable warrants described in the following: Value Exchange International, Inc. ("VEII") entered into a Convertible Credit Agreement, dated as of December 14, 2023 ("Credit Agreement") with Hapi Metaverse Inc. On December 15, 2023, Hapi Metaverse Inc. loaned VEII $1,000,000. This amount can be converted into shares of VEII pursuant to the terms of the Convertible Credit Agreement for a period of three years. In the event that Hapi Metaverse Inc. converts this loan into shares of VEII Common Stock, the conversion price shall be $0.045 per share. In the event that Hapi Metaverse Inc. elects to convert any portion of the loan into shares of VEII Common Stock, then VEII will issue to Hapi Metaverse Inc. five (5) detachable warrants for each share of VEII Common Stock issued in a conversion ("Warrants"). Each Warrant will entitle Hapi Metaverse Inc. to purchase one (1) share of Common Stock at a per-share exercise price equal to the conversion price of $.045 per share. The exercise period of each Warrant will be five (5) years from date of issuance of the Warrant. At the time of this filing, Hapi Metaverse has not converted the Loan Amount.
  
  Percentage based on 43,500,762 shares of Common Stock outstanding.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Value Exchange International, Inc.
Address of issuer's principal executive offices: 10/F, FTLIFE TOWER, 18 SHEUNG YUET ROAD KOWLOON BAY, KOWLOON, Hong Kong (K3), 999077

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is filed by Heng Fai Chan, Alset Inc., and Hapi Metaverse Inc. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons".
Residence or business address: The business addresses of the Reporting Persons are as follows: (i) Heng Fai Chan is c/o Alset International Limited, 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038989; (ii) Alset Inc. is 4800 Montgomery Lane, Suite 210, Bethesda, MD 20814; and (iii) Hapi Metaverse Inc. is 4800 Montgomery Lane, Suite 210, Bethesda, MD 20814.
Present principal occupation or employment: Heng Fai Chan is the Chairman and Chief Executive Officer of Alset Inc. and the Chairman and Chief Executive Officer of Alset International Limited. The business address of Alset Inc. is 4800 Montgomery Lane, Suite 210, Bethesda, MD 20814. The business address of Alset International Limited is 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038989. Hapi Metaverse Inc. is engaged in the development of technology. Alset Inc. is a diversified holding company.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Heng Fai Chan is a citizen of Singapore. Alset Inc. is a Texas corporation. Hapi Metaverse Inc. is a Delaware corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Issuer ("VEII") entered into a Convertible Credit Agreement, dated as of December 14, 2023 ("Credit Agreement") with Hapi Metaverse Inc. On December 15, 2023, Hapi Metaverse Inc. loaned VEII $1,000,000. This amount can be converted into shares of VEII pursuant to the terms of the Convertible Credit Agreement for a period of three years. In the event that Hapi Metaverse Inc. converts this loan into shares of VEII Common Stock, the conversion price shall be $0.045 per share. In the event that Hapi Metaverse Inc. elects to convert any portion of the loan into shares of VEII Common Stock, then VEII will issue to Hapi Metaverse Inc. five (5) detachable warrants for each share of VEII Common Stock issued in a conversion ("Warrants"). Each Warrant will entitle Hapi Metaverse Inc. to purchase one (1) share of Common Stock at a per-share exercise price equal to the conversion price of $.045 per share. The exercise period of each Warrant will be five (5) years from date of issuance of the Warrant. At the time of this filing, Hapi Metaverse has not converted the Loan Amount.

The Issuer entered into a Convertible Credit Agreement, dated as of July 15, 2024 (the "Credit Agreement") with Hapi Metaverse Inc. On July 15, 2024, Hapi Metaverse Inc. loaned VEII $110,000. This amount can be converted into shares of VEII pursuant to the terms of the Credit Agreement for a period of three years. In the event that Hapi Metaverse Inc. converts this loan into shares of VEII Common Stock, the conversion price shall be $0.06 per share.

On March 28, 2025, the Issuer made a Convertible Promissory Note for $30,000 to Alset Inc. as consideration for a loan in the same amount. This amount can be converted into shares of the Issuer pursuant to the terms of the Convertible Promissory Note for a period of two years. In the event that Alset Inc. converts all or a portion of the indebtedness into shares of the Issuer's Common Stock, the conversion price shall be $0.0166 per share. Interest on the outstanding balance of this note accrues at a rate of 5% per annum.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Issuer ("VEII") entered into a Convertible Credit Agreement, dated as of December 14, 2023 ("Credit Agreement") with Hapi Metaverse Inc. On December 15, 2023, Hapi Metaverse Inc. loaned VEII $1,000,000. This amount can be converted into shares of VEII pursuant to the terms of the Convertible Credit Agreement for a period of three years. In the event that Hapi Metaverse Inc. converts this loan into shares of VEII Common Stock, the conversion price shall be $0.045 per share. In the event that Hapi Metaverse Inc. elects to convert any portion of the loan into shares of VEII Common Stock, then VEII will issue to Hapi Metaverse Inc. five (5) detachable warrants for each share of VEII Common Stock issued in a conversion ("Warrants"). Each Warrant will entitle Hapi Metaverse Inc. to purchase one (1) share of Common Stock at a per-share exercise price equal to the conversion price of $.045 per share. The exercise period of each Warrant will be five (5) years from date of issuance of the Warrant. At the time of this filing, Hapi Metaverse has not converted the Loan Amount.

The Issuer entered into a Convertible Credit Agreement, dated as of July 15, 2024 (the "Credit Agreement") with Hapi Metaverse Inc. On July 15, 2024, Hapi Metaverse Inc. loaned VEII $110,000. This amount can be converted into shares of VEII pursuant to the terms of the Credit Agreement for a period of three years. In the event that Hapi Metaverse Inc. converts this loan into shares of VEII Common Stock, the conversion price shall be $0.06 per share.

On March 28, 2025, the Issuer made a Convertible Promissory Note for $30,000 to Alset Inc. as consideration for a loan in the same amount. This amount can be converted into shares of the Issuer pursuant to the terms of the Convertible Promissory Note for a period of two years. In the event that Alset Inc. converts all or a portion of the indebtedness into shares of the Issuer's Common Stock, the conversion price shall be $0.0166 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7-13 of the cover pages of this Schedule 13D/A are incorporated herein by reference. Mr. Chan may be deemed to have voting and dispositive power over the shares of the Issuer's common stock owned by Alset Inc. and Hapi Metaverse Inc.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7-13 of the cover pages of this Schedule 13D/A are incorporated herein by reference. Mr. Chan may be deemed to have voting and dispositive power over the shares of the Issuer's common stock owned by Alset Inc. and Hapi Metaverse Inc.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has acquired any shares of the Issuer's common stock during the previous sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On April 17, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with Respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer. Hapi Metaverse Inc.'s majority shareholder is Alset Inc. Mr. Chan is, personally and through entities he controls, the largest shareholder of Alset Inc. Mr. Chan is the Chairman of Hapi Metaverse Inc. and the Chief Executive Officer and Chairman of Alset Inc.

BMI Capital Partners International Limited is owned by Alset International Limited. Alset International Limited is a subsidiary of Alset Inc.

LiquidValue Development Pte Ltd. is a subsidiary of Alset Inc.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement dated April 17, 2025 by and between Heng Fai Chan, Alset Inc., and Hapi Metaverse Inc.

## Signatures
- Heng Fai Ambrose Chan: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, an individual (04/17/2025)
- Alset Inc.: /s/ Rongguo Wei, Rongguo Wei, Co-Chief Financial Officer, Alset Inc. (04/17/2025)
- Hapi Metaverse Inc.: /s/ Lui Wai Leung, Alan, Lui Wai Leung, Alan, Chief Financial Officer, Hapi Metaverse Inc. (04/17/2025)